Robert A. Hudson

248 258 1402

hudson@butzel.com

Stoneridge West

41000 Woodward Avenue

Bloomfield Hills, Michigan 48304

T: 248 258 1616 F: 248 258 1439

butzel.com

April 10, 2015

VIA EDGAR

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Re:	United Mortgage Trust

Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 31, 2014

File No. 000-32409

Dear Mr. John:

On behalf of United Mortgage Trust (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated March 20, 2015. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Company’s Form 10-K for the fiscal year ended December 31, 2013, as filed with the Commission on March 31, 2014.

Item 8. Consolidated Financial Statements and Supplementary Data

Note G. Related Party Transactions

Historical Performance, page 57

1. We note your response to comment 2 and refer to the UMTH cash flow reconciliation included in Exhibit A. As previously requested, to the extent that you continue to believe that the $1.8 million non-cash investment in foreclosed property adjustment should be reflected in this footnote, explain to us the nature of and why you add back this amount.

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

April 10, 2015

Response

During 2012, UMTH increased its investment in foreclosed properties by $1,888,618. This entire amount is included as a component of net cash used in investing activities of $1,237,953, as reported in UMTH’s consolidated financial statements and included in the cash flow reconciliation included herein. Of the total amount invested, $1,810,341 was accomplished via non-cash foreclosures. Our initial assessment was to reflect this amount as an add-back to cash used in investment activities, and include it in this reconciliation. Upon further review, we now acknowledge that proceeds from mortgage notes receivable (included in net cash used in investing activities) includes this same amount. Therefore, the net impact on cash used in investing activities of foreclosed properties should be zero. Accordingly, the Company will undertake to remove this adjustment from our cash flow reconciliation and adjust the UMTH cash flow amount disclosed on page 57 for 2012 to $11,031,742 when we file our amended 2013 Form 10-K as previously agreed upon. Because this adjustment was included in the cash flow amount disclosed for 2012 in the footnote on page 61 in the Company’s 2014 Form 10-K, filed on March 31, 2015, the Company will undertake to remove this adjustment and file an amended 2014 Form 10-K should the Commission deem this necessary.

2. We note your response to comment 3 and refer to the UDF cash flow reconciliation included in Exhibit A. As previously requested please tell us, and disclose in future filings, why you have not considered the related UDF cash outflows for investments in real estate owned and development notes receivable in your assessment of collectability of the UDF line of credit payable to the Company. Also, in future filings expand footnote (4) to the table on page 57 to disclose that, consistent with your response, cash flows of UDF presented in the table also include proceeds from sales of real estate owned.

Response

With respect to the UDF Statement of Cash Flows, the Company has identified the primary sources of cash that will be used to service the outstanding UDF line of credit payable to the Company to be proceeds from sales of real estate owned and proceeds from the pay-off of development mortgage notes receivable. We did not consider the related UDF cash outflows for (1) investments in real estate owned and (2) development notes receivable in our assessment of collectability of the UDF line of credit because these outflows are not mandatory but are instead investment decisions made by UDF to deploy/invest available cash flow. These investments will provide income and cash flow in the form of return of principal in future periods, which will then be considered a source of repayment to the Company. Due to these factors, we believe it is reasonable not to consider these two investment uses of funds in each years’ assessment of cash available to service UDF’s line of credit payable to the Company.

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

April 10, 2015

The Company undertakes to revise its future periodic reports to expand footnote (4) to the table on page 57 to disclose that, consistent with our response, cash flows of UDF presented in the table also include proceeds from sales of real estate owned.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this filing; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (248) 258-1402.

Sincerely,

BUTZEL LONG, a professional corporation

Robert A. Hudson

Enclosures

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